Filed by Corgentech Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlgoRx Pharmaceuticals, Inc.

Commission File No. of Subject Company: 000-51146

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The following is a joint press release of AlgoRx Pharmaceuticals, Inc. and Corgentech Inc. issued on October 19, 2005.

Contact:	Jennifer Cook Williams
Senior Director, Investor Relations
Corgentech Inc.
650-624-9600
investors@corgentech.com

Corgentech to Host Webcast Analyst Meeting on Friday October 21, 2005

SOUTH SAN FRANCISCO, CA, October 19, 2005—Corgentech Inc. (Nasdaq: CGTK), a biotechnology company, will webcast an analyst meeting that it is hosting in New York, NY at 12 p.m. Eastern time on Friday, October 21, 2005 to discuss the combined product pipeline of Corgentech and AlgoRx Pharmaceuticals, Inc.

Interested parties can listen to the live audio webcast, or the subsequent archived recording, by logging on to www.corgentech.com and going to the Investor Information page. Please connect to Corgentech’s website several minutes prior to the start of the conference call to ensure adequate time for any software download that may be necessary.

About Corgentech

Corgentech is a biopharmaceutical company focused on the development and commercialization of novel therapeutics for significant unmet medical needs. Corgentech and private company, AlgoRx Pharmaceuticals, Inc., recently announced that they have signed a definitive agreement to merge and create a late-stage company that will be largely focused on developing and commercializing products for pain management and inflammation. For more information on the company and its technologies, please visit www.corgentech.com.